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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allstream Inc. (Registrant)
Date: November 26, 2003	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream Enhances Next Generation Converged IP Network Services

Dynamic Class of Service Enables Application Aware
Business IP Connectivity

TORONTO, November 25 — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, today announced a significant enhancement to its Business IP Service: Dynamic Class of Service.

Allstream's Business IP offering is a national private IP converged network service that uses Multiprotocol Label Switching (MPLS) to support four different classes of service and enable priority service to applications that have performance sensitive requirements.

The new Dynamic Class of Service feature enables customers to converge many diverse applications over a single network by using the class of service capabilities to control how the Business IP service handles their traffic. Customers can consolidate and simplify their infrastructure, thereby implementing one network to cost effectively meet all of their data networking needs, while accommodating the varying demands of their business-critical applications.

With the ease of a single access Permanent Virtual Circuit (PVC), customers can prioritize IP packets depending on the type of traffic to optimize flow and business efficiency. Customers can then mark these packets from a Customer Edge Router (CER) and select from four classes of service:

  •
  Real Time:  provides low loss, low latency, low jitter and ensured bandwidth for priority traffic.

  •
  Two Data Classes (Bursty High & Bursty Low):  offer different levels of forwarding assurance, according to the services subscribed to, meaning IP packets are forwarded with high reliability.

  •
  Best Effort:  allows for "best effort" forwarding behaviour for non-time sensitive data transfer.

"Dynamic Class of Service is part of our next generation converged IP network services," said Mike Kologinski, Executive Vice President, Marketing, Allstream. "As data networks become increasingly complex, customers want simplicity and scalability for their networks. With Dynamic Class of Service, customers get a single network solution for all of their traffic types, and achieve increased efficiency, along with the security of a private network. When launched in 2000, Allstream's Business IP offering was one of the few IP MPLS services available in Canada. This new enhancement is another example of Allstream's commitment to service innovation"

Features of the Dynamic Class of Service include:

  •
  One infrastructure, giving customers an efficient, scalable, high-performance way to incorporate business-critical IP applications into a secure data network.

  •
  Fast throughput, delivering the throughput and delay characteristics to realize manageable and predictable performance for mission-critical and real-time applications.

  •
  Industry standard technology, with MPLS technology that simplifies and streamlines IP addressing, optimizing customers' data networks without the use of authentication, encryption or tunneling protocols.

  •
  Enhanced service level agreements provide guaranteed uptime, with 24/7 monitoring.

  •
  Network consolidation, allowing customers to simply and cost-effectively expand their IP-enabled network by eliminating the need to purchase multiple Permanent Virtual Circuits (PVCs) at each location.

Allstream's suite of Data Network services includes Business IP, ATM, Frame Relay, Transparent LAN and Private Line. With a broad range of data network services, Service Interworking capabilities, IP enabled solutions and national network infrastructure, Allstream provides customers with customized data connectivity solutions based on their unique requirements.

For more information about Allstream's comprehensive suite of Data Network and Business IP services, please contact 1-877-288-7253 or visit our website at www.allstream.com.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and on the NASDAQ National Market System under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:
Media: May Chong, 416-345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES
Allstream Enhances Next Generation Converged IP Network Services
Dynamic Class of Service Enables Application Aware Business IP Connectivity